EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year ended June 30,
	2010	2009	2008	2007	2006
Earnings:
Net increase (decrease) in net assets from operations	$(6,374,963)	$(5,462,453)	$(537,571)	$199,072	$(323,980)
Fixed charges	964,382	1,130,738	2,398,654	2,158,679	2,157,905
Adjusted earnings	$(5,410,581)	$(4,331,715)	$1,861,083	$2,357,751	$1,833,925

Fixed charges:
Interest expense	$906,202	$1,090,074	$2,357,540	$2,117,675	$2,116,903
Amortization of deferred loan costs	58,180	40,664	41,114	41,004	41,002
Total fixed charges	$964,382	$1,130,738	$2,398,654	$2,158,679	$2,157,905

Preference dividends	421,875	253,125	337,500	337,500	337,500
Total fixed charges and preference dividends	$1,386,257	$1,383,863	$2,736,154	$2,496,179	$2,495,405

Ratio of earnings to fixed charges	(3.90)	(3.13)	0.68	0.94	0.73

Deficiency of earnings to cover fixed charges and preference dividends	$6,796,838	$5,715,578	$875,071	$138,428	$661,480
(less than 1:1 ratio)